Exhibit 16


June 24, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Gentlemen:

We have read Item 4 of Form 8-K dated June 25, 2004, of Ennis, Inc. and are in agreement with the statements contained in paragraphs one and two of page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


                                   /s/ Ernst & Young LLP